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                                                      Filer: ARAMARK Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                            Subject Company: ARAMARK Corporation
                                                   Commission File No. 333-65228


                                                               September 5, 2001



Dear _______________:

This is an exciting time for our company. As you know, on July 17, 2001, we filed a Registration Statement with the Securities and Exchange Commission (SEC) for a public offering of new ARAMARK class B common stock. I want to begin by congratulating each of you for helping ARAMARK achieve this milestone.

Because we are preparing for a public offering, I am limited in the information I can include in this letter. Rest assured, I will provide you with as much information as possible as we move forward. Now, let's review our performance.

Company Performance

Overall, sales were up 8% for the quarter and 9% year-to-date (YTD), versus the same periods in FY 2000. Operating income was up 7% for the quarter and 11% YTD. Organic growth - the growth rates excluding the effects of acquisitions, divestitures and the impact of foreign currency fluctuations - was lower: Sales increased 4% for the quarter and 5% YTD, while operating income increased 3% for the quarter and 8% YTD.

Our operating results continue to be affected by the general economic slowdown in the United States. Customer demand in some sectors, such as manufacturing and automotive, has declined as a result of higher unemployment. However, demand in other sectors, such as correctional and healthcare, remains strong.

In this uneven economy, we must remain focused on the basics: increasing client retention rates, expanding existing partnerships and winning new accounts.
While same-store sales may decline in some cases, for example, we can continue to achieve organic growth through new sales and better retention. Now more than ever, our clients are seeking higher quality services at a reasonable cost. To deliver the solutions they want, we need to think and act like the entrepreneurs we are. Through the power of outsourcing, we can create value for our clients and, in the process, transform relationships into unlimited partnerships.
That's the secret to higher organic growth.

Operating Segment Performance
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Our Food and Support Services segments (United States and International)
delivered solid results for the quarter. Sales in our domestic segment increased 10% for the quarter and 11% YTD versus the same periods in FY 2000, while Earnings Before Interest and Taxes (EBIT) rose 10% for the quarter and 20% YTD. (Organic growth for this segment was as follows: Sales were up 4% for the quarter and 5% YTD, while EBIT increased 3% and 13%, respectively.) In our international segment, sales rose 13% for the quarter and 10% YTD. EBIT increased 5% for the quarter but decreased 10% YTD due to foreign currency translation. (Organic sales growth was 14% for both periods, while organic EBIT growth was 12% for both periods.)

Results for our Uniform and Career Apparel segments were mixed. In our rental uniform segment, both sales and EBIT increased 1% for the quarter and 3% YTD. Sales in our direct marketing uniform segment decreased by 6% for the quarter and 3% YTD, but EBIT for this segment doubled to $3.2 million in the third quarter and increased 51% YTD, due to reduced catalog, distribution and administrative expenses. Additionally, YTD EBIT growth was influenced by the fact that, in the prior year, operating results were lower due to start-up costs of a distribution facility.

Our Educational Resources segment also delivered mixed results. Sales increased 5% for the quarter and 7% YTD, but EBIT decreased 1% for the quarter and 10% YTD. (Excluding the impact of an accounting change, EBIT was down 7% for the quarter and 16% YTD.)

More details may be found in the enclosed 10-Q.

Stock Offering Update

Many of you have asked about the price per share for our public offering.
Today, we filed with the SEC an amendment to our Registration Statement relating to the public offering responding to the SEC's comments. This amendment included a price range of $21 to $23 a share for the 28 million shares of new class B common stock to be offered. (Note that because the proposed transaction includes a two-for-one stock split with respect to the currently owned class B common stock, this would be the equivalent of $42 to $46 on a comparative basis with currently owned class B common stock.) The proposed price range for the offered shares has been determined by discussions between Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as joint managers of the offering, and the company. Of course, I can't give you assurances that the public offering will go forward, or what its precise timing will be or that the actual price of the stock we offer will be within the range outlined above.

In addition, I know many of you have questions about your outstanding stock purchase loans. We've had conversations with Wachovia and First Union, and they have expressed their interest in continuing their relationships with our employee shareholders. We understand they will provide each employee borrower with an explanation of their policies shortly. In addition, we understand they will offer a stock purchase financing program for the upcoming exercise period. We expect the banks to work closely with
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you and us to make this transition as smooth as possible for employee borrowers.
Your bank will make any decisions regarding personal bank loans and shares held as collateral.

With respect to outstanding deferred payment obligations, we believe the current terms will remain in effect. Further, we intend to offer a deferred payment program for the next exercise period and for a rollover next spring.

In Conclusion

We are opening a new chapter in our company's history. As we do, it's important that we remain totally focused on our clients and their needs. Despite the challenging economy, we can grow by finding more ways to create value for our clients.

We're at our best when we think, and act, like entrepreneurs, constantly looking for new opportunities. More than anything else, this has been, and forever will remain, the key to our success.

Sincerely,
Joe Neubauer


A Registration Statement on Form S-1 relating to the shares of class B common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter and any press release to be issued after the filing of the first amendment shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.